February 9, 2018

VIA EDGAR

Legal Branch Chief, Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Heather Percival

Re:	Ampco-Pittsburgh Corporation

Registration Statement on Form S-3 (File No. 333-222626)

Request for Acceleration of Effectiveness

Dear Ms. Percival:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ampco-Pittsburgh Corporation hereby respectfully requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective at 1:00 p.m., Eastern Time, on Tuesday, February 13, 2018, or as soon as practicable thereafter.

Please direct any questions regarding this request to David A. Edgar ((412) 355-6266; david.edgar@klgates.com) of K&L Gates LLP. In addition, please notify Mr. Edgar when this request for acceleration has been granted.

Sincerely,

Ampco-Pittsburgh Corporation

By:	/s/ John S. Stanik
John S. Stanik
Chief Executive Officer